EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Emmaus Medical, Inc. (“Emmaus Medical”)	Delaware

Newfield Nutrition Corporation (1)	Delaware

Emmaus Medical Japan, Inc. (1)	Japan

Emmaus Medical Europe Ltd. (1)	United Kingdom

(1)   This company is a wholly-owned subsidiary of Emmaus Medical.